Las Vegas Headliner Show

*Executive Summary*



"MAGNIFICENT!"
-HOWARD STERN
"SPECTACULAR!"
-HOWIE MANDEL
"THIS IS REAL MAGIC"
-NEW YORK TIMES
JARRETT & RAJA
MAGIC VS MUSIC
As seen on
America's got Talent
STRATOSPHERE
HOTEL | CASINO | TOWER
ticketmaster
TICKETBAT
WEDNESDAY - SUNDAY AT 4PM | JARRETTANDRAJA.COM

Confidential Memorandum and Disclaimer

This executive summary contains privileged and confidential information and unauthorized use of this information in any manner is strictly prohibited. If you are not the intended recipient, please notify the sender immediately. This executive summary is for informational purposes and not intended to be a general solicitation or a securities offering of any kind. Prior to making any decision to contribute capital, all investors must review and execute all private offering documents.

Potential investors and other readers are cautioned that these forward looking statements are predictions only based on current information, assumptions and expectations that are inherently subject to risks and uncertainties that could cause future events or results to differ materially from those set forth or implied by such forward looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, such as “may,” “will,” “seek,” “should,” “expect,” “anticipate,” “project, “estimate,” “intend,” “continue,” or “believe” or the negatives thereof or other variations thereon or comparable terminology. These forward-looking statements are only made as of the date of this executive summary and Sponsors undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The information contained herein is from sources believed to be reliable, however no representation by Jarrett Parker, Raja Rahman, Stratosphere Casino or Red Mercury Entertainment either expressed or implied, is made as to the accuracy of any information on this property and all investors should conduct their own research to determine the accuracy of any statements made. An investment in this project will be a speculative investment and subject to significant risks and therefore investors are encouraged to consult with their personal legal and tax advisors. Neither the Sponsors, nor their representatives, officers, employees, affiliates, subcontractor or vendors provide tax, legal or investment advice. Nothing in this document is intended to be or should be construed as such advice.

This document describes the opportunity to partner with Jarrett and Raja on the re-launch of their latest Vegas Show at Stratosphere Hotel and Casino on the Las Vegas strip. The pair currently are performing at Hooters Casino Hotel in Las Vegas and are excited to have been approached to perform on a larger stage with a better overall business proposition.

For more information, please contact Victor Menasce at victor@victorjm.com, (347) 708-8383.

EXECUTIVE SUMMARY

Magic duo **Jarrett & Raja** are currently headlining in their own show in Las Vegas.  Known for their ground-breaking magic and continuous American TV presence, the guys are unique stars on the Las Vegas Strip.

This ground-breaking duo just appeared on ABC's hit TV show "Shark Tank" where they performed and stood before Mark Cuban, Kevin O'Leary, Barbara Corcoran, Lori Greiner, and Robert Herjavec.  **Jarrett & Raja** were one of only 140 entrepreneurs selected from over 43,000 applicants to the ABC show, produced by Mark Burnett Productions.

The charismatic magic duo has also been seen on NBC's #1 hit show, "America's Got Talent" as semi-finalists and were Howie Mandel's favorite Wild Card pick (season 7) where they produced a full orchestra on stage.  They also appeared in SyFy's "Wizard Wars" with Penn & Teller (2014), BBC's "The Slammer" (2013), and all three seasons of The CW's "Masters of Illusion" hosted by Dean Cain (2014 – 2016).  They have just finished shooting season four, and will appear on American TV all summer and for a Christmas Special 2017.  Projected for 2018 is an appearance on Fox's new prime time show, "Showtime at the Apollo".

The two talents came together in an impromptu performance at The Friar's Club in NYC.  They first performed as a cabaret act in Greenwich Village, Lincoln Center, and at Hollywood's prestigious Magic Castle (three times).  After moving to Las Vegas, they immediately landed a residency at The Regent Hotel in Summerlin. They could also be seen in the popular "Golden Rainbow" shows in Las Vegas.

Since then, **Jarrett & Raja** have performed their live show to over 2 million people worldwide, and an additional 75 millions TV viewers. The guys co-starred in "America's Got Talent LIVE" at The Palazzo Hotel in 2013, where 5 of the TV show's most popular acts comprised the lineup produced by AEG/Fremantle Media. They headlined in a $35M Mark Fisher production at Resorts World (Singapore) called "Voyage de la Vie" (2010-2012) that was directed by Phil McKinley ("ShowStoppers", "Spiderman Turn Off The Dark", "Le Reve"). The guys then worked with Cirque du Soleil director, Guy Caron (KA, Dralion) during their second year in Singapore.  In 2009, they wowed audiences at the legendary Vegas show, "JUBILEE!" at Bally's Hotel, and performed with the rock band, One Republic. They were invited, in 2008, to Budapest to magic consult on a feature film.  In 2005, Director Kenny Ortega ("High School Musical" and Michael Jackson's "This is It!") brought their show to London for special appearances with David LaChapelle, Pamela Anderson and The Pussycat Dolls.  **Jarrett & Raja** starred in China's "Elements" (2007), the prestigious Edinburgh Festival (2004), a sold out British tour (2005), and China's Shenzhen Magic Festival (2003).

Las Vegas shows enjoy a year round stream of tourists. 90% of show tickets are sold same day. Therefore the dynamics of a Vegas show, are like no other place on earth. With over 40 million visitors a year and over 62,000 hotel rooms, Vegas is one of the top entertainment destinations in the world. The Stratosphere is one of several marquis properties on the Las Vegas Strip with a new renovation, family oriented rides and attractions, and two other highly successful headline shows in the same 511 seat venue. Stratosphere has 2,500 newly renovated rooms and is seeing strong occupancies since the renovation.

The North Strip borders on the original downtown Las Vegas. This area has declined in recent decades and is undergoing a resurgence as properties are redeveloped. Stratosphere is bordered by The Hilton Grand Vacation Club. This timeshare property is family oriented and we believe that we can pull audience from that property. The new Resorts World property is under construction across the street which will feature 4,000 rooms when completed.

Vegas has several successful headline magic shows at MGM, Tropicana, Bally's, and Planet Hollywood, Rio, Flamingo, and Harrah's. The number of shows represents competition of sorts, but also speaks to the success of the genre.

The Stratosphere venue has a total of 511 seats and will initially be configured to seat 450 guests with the addition of tables, expanding to the full 511 seats as the show's popularity grows. Most Vegas shows take 6-9 months to build an audience and achieve sustained profitability. Multiple marketing channels, ticket brokers, and hotel coupons are key to achieving the numbers. Tickets prices will average $40 (after discounts) for a 60 minute show in the 4PM timeslot. This is an ideal timeslot for families.

For a sample of their recent performances and press, please visit:

COMMERCIAL (Stratosphere Box Office, Time Share, In Room)
https://vimeo.com/237503637/5aa61c862f

SHARK TANK 2016
https://vimeo.com/165111531

QUICK PROMO 2016
https://vimeo.com/171229856

THE CW "MASTERS OF ILLUSION" The Stretcher
https://vimeo.com/183542567

THE CW "MASTERS OF ILLUSION" Sawing in Half
https://vimeo.com/159898676

THE CW "MASTERS OF ILLUSION" Orchestra Appearance!
https://vimeo.com/159898131

AMERICA'S GOT TALENT
https://vimeo.com/48999796

AMERICA'S GOT TALENT
https://www.youtube.com/watch?v=A9P8HV_mNCk

THE CW "MASTERS OF ILLUSION" Floating Piano
https://www.youtube.com/watch?v=-3G9VYZxlf4


## RECENT PRESS LINKS

JOHN KATSILOMETES (JAN. 25, 2017):
http://www.reviewjournal.com/entertainment/columns/kats/dinner-show-magic-coming-jarrett-raja-hooters

ROBIN LEACH (JAN. 10, 2017)
http://www.reviewjournal.com/robin-leach/wicked-whispers-racy-rumors-jarrett-raja-sir-elton-john-blues-traveler-legends-concert

ROBIN LEACH (JAN. 5, 2017)
http://robinleach.reviewjournal.com/article/wicked-whispers-racy-rumors-jarrett-raja-criss-angel-belinda-katt-williams-at-park-theater/

ROBIN LEACH (AUG. 26, 2016)
http://www.reviewjournal.com/robin-leach/despite-failure-shark-tank-duo-jarrett-raja-still-win-lv-show

FORBES (APR. 21, 2016)
http://www.forbes.com/sites/trangho/2016/04/21/shark-tank-preview-will-they-fall-for-this-magic-and-music-show/#7568b9ba3197

*"Jarrett & Raja were FANTASTIC!!!"*

◯◯◯◯◯ 2 days ago | Reviewed by musicfashion2000

5.0 star rating 5/8/2017 Jarrett & Raja were FANTASTIC!!! I took my mother to see Jarrett & Raja at the Hooters Casino Hotel in Las Vegas. The show was held on the second level of the casino. We both had a fabulous time. They combined magic, humor, and music into one GREAT show! They are very talented and hilarious and the singer, JR sounded WONDERFUL. Additionally, a buffet dinner was served before the show for an extra fee, and it was excellent! I would recommend this show for adults, as well as families with small children; their show is for everyone. Please go and see it! You will LOVE IT!

ABOUT THE PERFORMERS

Magician Jarrett Parker worked under the legendary Harry Blackstone, Jr. and was mentored by the creative mind behind Doug Henning and numerous Broadway hits, Charles Reynolds. Currently he and Raja work with the brilliant mind of the legendary magic consultant, Johnny Thompson (Penn & Teller, Siegfried & Roy, David Copperfield, Criss Angel, etc.)

Pianist Raja Rahman is a graduate of The Juilliard School, having studied with Seymour Lipkin, Jerome Lowenthal, Byron Janis, and Lev Vlassenko.  Raja has toured Europe with legendary conductors Mstislav Rostropovich, Sir Georg Solti, and Iona Brown.  In addition, he has taught at The Juilliard School and currently teaches privately in Las Vegas.  When not performing with **Jarrett & Raja**, Raja is a concert pianist with frequent appearances at the Met in NYC.  He performed on "The Late Show with Stephen Colbert" (CBS) in October of 2015.

ABOUT RED MERCURY ENTERTAINMENT

Red Mercury Entertainment is a Las Vegas-based full service entertainment company that provides resorts and casinos with a comprehensive solution for entertainment, technical direction, box office operations, showroom management, and marketing from partners with over 20 years of experience in the entertainment industry.

Carlos Reynoso is a former AEG Live entertainment executive and most recently served as Vice President of Citywide Entertainment for Caesars Entertainment. He is partner in Red Mercury Entertainment and oversees day-to-day operations. Reynoso has produced and managed a variety of high-profile acts and production shows including CeeLo Green as Loberace, Jerry Seinfeld, Elton John, Celine Dion A New Day, Prince 3121, Barry Manilow, Jersey Boys, Bette Midler The Show Must Go On, Shania Twain and many others.

Venture capitalist and entrepreneur Darin Feinstein funded Red Mercury after successfully producing multiple shows in Las Vegas including MJ LIVE and Eddie Griffin Live at the Rio All-Suite Hotel & Casino and operating theaters and box offices for Caesars Entertainment in various showrooms in Las Vegas. He is a 49 percent owner in the world famous Viper Room in Los Angeles, creator of Fat Bar on the Las Vegas Strip, owns three FatBurgers locally, is a partner with Corey Harrison in Beauty Bar in Downtown Las Vegas, co-owner of the critically acclaimed El Dorado Cantina authentic Mexican restaurant and bar featuring delicious GMO-free and organic cuisine, Cash Factory USA and other investments. For more information, visit www.BlackStarLV.com

# THE OPPORTUNITY

The Sponsors seek $325,000 ($100,000 minimum) in funding to participate in the launch of the show at Stratosphere. The show has the potential to generate $2.9M per year in net income at full capacity and break even at 22.3% of seats sold.

Jarrett and Raja have reached an agreement with Red Mercury Entertainment to manage the marketing and ticket sales for the show. Red Mercury has a stellar track record having produced and marketed several Vegas shows.

The investment will be structured as a loan whereby the investor receives a repayment of capital and profit that terminates when the investor receives 2x their initial investment.

The minimum investment is $250. The investors will receive collectively a 20% pro-rated share of the show profits (Net Revenue).

If the audience growth follows the projections of our marketing team (supported by the similar performance of other shows), this will translate into profitability of the show within a few months of opening.

PRE-PRODUCTION USE OF FUNDS:

| | |
|---|---|
| Pre-Production Staging, Materials, Fees | $35,000 |
| Staffing for rehearsals in new venue | $10,000 |
| Merchandise Inventory | $4,000 |
| Legal | $10,000 |
| **Pre-production Funding** | **$59,000** |

In the early days of the show, when occupancy is less than 22.2% of the house, cash flow will be negative. The shortfall in operating expenses will be funded by the investment in the show.

Show Budget (per show)

Income

| Ticket type | Price | 25% discount | 40% discount |
|---|---|---|---|
| VIP Tickets | 69.99 | 52.49 | 41.99 |
| Level 2 | 49.99 | 37.49 | 29.99 |
| Level 3 | 39.99 | 29.99 | 23.99 |
| Revenue potential | 26,435 | $19,826 | $15,860 |

Expense

| | |
|---|---|
| Venue rent | $250 |
| Principal performers | $400 |
| Dancers, Singers, Music Director | $600 |
| Stage Hands and Technicians | $720 |
| Ushers | $240 |
| Marketing | $950 |
| Ticket Brokers | $1,322 |
| Box office fees | $2,363 |
| Local taxes | $1,000 |
| Total Show Expense | $9,032 |
| | |
| Project profit at 50% occupancy (per show) | $4,386 |

The show will achieve break-even at 22.2% occupancy. This hurdle can be achieved with proper marketing and has been exceeded repeatedly with other shows in the Red Mercury portfolio and at the Stratosphere venues.

# FINANCIAL PROJECTION

Recent past performance in the venue is a good indicator of what is possible, and what is likely. "MJ Live" is selling out nightly. The Michael Jackson tribute show is clearly appealing to the legions of fans that Michael Jackson amassed over his career. MJ Live is leveraging a huge brand. We do not expect to mirror those results immediately.

The second show called "World's Greatest Rock Show" is achieving a solid 50% occupancy after a six month run. This un-branded show is pulling in strong numbers in an area where there are a number of similar musical acts.

On this basis, it's reasonable to assume that we can mirror the financial performance of the "World's Greatest Rock Show" assuming we are properly marketed. With a top quality act (which we have), the other keys to financial success in Las Vegas entertainment are a combination of:
- Prominent advertising
- Ticket broker relationships (with healthy commissions)
- Prominent visibility on the powerhouse Vegas.com website
- Hotel Coupons and concierge desk (broker) relationships

On this basis we have constructed what we believe to be a likely projection of revenues, expense, and profit.

Assuming a reasonable increase in ticket sales each month, we anticipate reaching the projected 256 average tickets sold by month 7. The cash flow projection for the show assumes a conservative plateau at 50% of house occupancy.

| Monthly Cash Flow Projection | Tickets Sold | Cash Flow | Payment to Investors |
|---|---|---|---|
| Startup | | $(43,000) | |
| Month 1 | 5% | $(53,643) | |
| Month 2 | 10% | $(35,772) | |
| Month 3 | 15% | $(17,901) | |
| Month 4 | 20% | $(31) | $- |
| Month 5 | 25% | $17,840 | $3,568 |
| Month 6 | 30% | $35,711 | $7,142 |
| Month 7 | 35% | $53,581 | $10,716 |
| Month 8 | 40% | $71,452 | $14,290 |
| Month 9 | 45% | $89,323 | $17,865 |
| Month 10 | 50% | $107,193 | $21,439 |
| Month 11 | 50% | $107,193 | $21,439 |
| Month 12 | 50% | $107,193 | $21,439 |

CURRENT SHOWS IN THE STRATOSPHERE HOTEL AND CASINO:

<u>MJ LIVE (7pm)</u>

Having moved from the Riviera Hotel to the Stratosphere in January of 2015, MJ Live now sells out the 511 seat theatre nightly.  With Red Mercury Entertainment behind it, this show continues to be a huge success for the Stratosphere Hotel & Casino.
**The King of Pop and all of the Hits.**
Showcasing the pure joy of this legendary superstar and his music including "*Bad,*" "*Billie Jean,*" "*Beat It,*" "*Dangerous,*" "*Smooth Criminal,*" "*Black & White,*" "*Thriller,*" "*Don't Stop Till You Get Enough,*" and many more. Features live band and dancers.


<u>WORLD'S GREATEST ROCK SHOW (9pm)</u>

Having "just" opened in January of 2017, World's Greatest Rock Show is already selling at a regular 50% capacity.  With the marketing power of Red Mercury Entertainment, this new show has quickly grown to a successful attraction.
**The World's Greatest Rock Show, A Rock Legends Tribute Concert**, is thrilling Vegas audiences with the dream rock concert they thought was never possible. Celebrating some of the most beloved classic rock bands of all time, this outstanding line-up of Las Vegas' most talented tribute artists deliver spot-on, breathtaking performances – just like the original artists! This live rock music extravaganza transports the audience to a time and place where you can witness incredible renditions of the signature songs so closely identified with these immortal entertainers – from the late 70s to the early 80s. Relive classic anthems from KISS, Bruce Springsteen, Journey, Heart, Meatloaf, Van Halen and more!
The show features an all-new LED wall, a stunning light show, video screens, and a stellar assembly of musicians, actors and dancers. It is produced and directed by "Las Vegas Walk of Stars" recipient, veteran producer Dick Feeney and Darin Feinstein, founder of Red Mercury Entertainment. Sing along to your favorite rock hits of all time

<u>REDNECK COMEDY AND MAGIC SHOW</u>

Stratosphere has a one man magic show in the 6pm timeslot in a small comedy club (different venue) in the Stratosphere mall area called "The Redneck Comedy and Magic Show". That show is rated R for ages 21 and above. It is independently produced and is still running.

# HISTORY OF SHOWS AT STRATOSPHERE

PINUP:  This 9:30p show starred Claire Sinclair and ran successfully for 4 years  (2013 – 2017).  It was an adult themed burlesque show and closed to make room for the current World's Greatest Rock Show.

FRANKIE MARENO:  This 7pm show starred the namesake as a singer at his piano with a full back up band.  The show ran successfully for 3.5 years and closed to make room for the current sensation, MJ Live.

BITE:  This 10:30p "Topless Rock Vampire Review" ran for 6 years (2004 – 2010) at the Strat.  It was very successful both critically and commercially in the Vegas market.

